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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the Month of December 2024
Commission File Number: 001-39777
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NANOBIOTIX S.A.
(Translation of registrant’s name into English)
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60 rue de Wattignies 75012 Paris, France
(Address of principal executive offices)
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INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On December 16, 2024, Nanobiotix SA (the “Registrant”) provided notification and public disclosure of transactions by persons discharging managerial responsibilities (“PDMR”) and persons closely associated with them in accordance with the requirements of the EU Market Abuse Regulation (“MAR”), which are attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	PDMR notifications pursuant to MAR, dated December 16, 2024 (English version is free translation of the filed French version)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANOBIOTIX S.A.
Date: December 16, 2024 By: Bart Van Rhijn , Chief Financial Officer

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